26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 22, 2016

VIA EDGAR

Ms. Susan Block

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	eLong, Inc.

Amendment No. 1 to Schedule 13E-3

Filed on April 1, 2016 by eLong, Inc., et al.

File No. 005-80401

Dear Ms. Block:

On behalf of eLong, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company,” or the “Issuer”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 18, 2016 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-80401 (the “Amendment No. 1”), filed on April 1, 2016 by the Company and the other filing persons named therein.

For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment No. 2”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment No. 2 and the Revised Proxy Statement indicating changes against the Amendment No. 1 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided to the Staff via email.

PARTNERS:  Pierre-Luc Arsenault1 | Lai Yi Chau | Henry M.C. Cheng3 | Justin M. Dolling3 | David Patrick Eich3# | Liu Gan | Damian C. Jacobs3 | Wing Lau3 | Guang Li1 | Neil E.M. McDonald | Douglas S. Murning3 | Kelly Naphtali | Nicholas A. Norris3 | Jesse D. Sheley | Qiuning Sun1 | Dominic W.L. Tsun1,3 | Li Chien Wong | David Yun3

REGISTERED FOREIGN LAWYERS:  Daniel J. Abercromby3 | Damien Coles3 | David M. Irvine3 | Benjamin W. James2 | Xiaoxi Lin1 | Peng Qi1 | Benjamin Su1 | Jonathan J. Tadd3 | Xuesen Tai1 | Huimin Tang1 | David Zhang1

ADMITTED IN:  1 State of New York (U.S.A.); 2 State of Texas (U.S.A.); 3 England and Wales; # non-resident

Beijing Chicago Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

April 22, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning China E-dragon Holdings Limited, China E-dragon Mergersub Limited, TCH Sapphire Limited, Tencent Asset Management Limited, Tencent Holdings Limited, C-Travel International Limited, Ctrip.com International, Ltd., Seagull Limited, Ocean Imagination L.P., Ocean Voyage L.P., Ocean General Partners Limited (formerly known as Fortune Smart Holdings Limited), Nanyan Zheng, Luxuriant Holdings Limited, Hao Jiang, Oasis Limited or Rong Zhou, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment No. 2, which has been amended in response to the Staff’s comments.

Schedule 13E-3

Exhibit (a) - (1)

Special Factors, page 28

Background of the Merger, page 28

1.	We note your response to our prior comment 1 that the Board and senior management have considered other scenarios or strategic transactions. Please briefly disclose the types of transactions considered, even if they did not rise to the level of a formal proposal or specific transaction. Here, or later in the proxy statement, list the alternatives considered, and why they were rejected in favor of this going private transaction. See Item 1013(b) of Regulation M-A.

We respectfully advise the Staff that the board of directors (the “Board”) and senior management of the Company frequently consider strategic transactions to further their collective goal of maximizing shareholder value as stated on page 28 of the Revised Proxy Statement, such as introducing alternative business models or conducting inter-group reorganizations. All such transactions relate to the Company’s business operations and are not alternatives to this going private transaction. We further respectfully advise the Staff that under “Alternatives to the Merger” on pages 56-57 of the Revised Proxy Statement, we have disclosed that the Board did not reach out to third parties to assess their interest in an alternative transaction nor did it receive any actionable offers from any third party. The only alternative to this going private transaction that the Board considered was remaining a public company, which, as disclosed under “Alternatives to the Merger” on page 57 of the Revised Proxy Statement, the Board did not believe to be equal to or more favorable than the merger in enhancing shareholder value.

April 22, 2016

2.	We note your added disclosure and response to our prior comment 4. Please also briefly disclose that the appointment of Mr. Zhao was related to the merger transaction so as to have another independent director and for forming the special committee, as you indicate in your response to us.

In response to the Staff’s comment, the preliminary proxy statement has been further revised. Please refer to the updated disclosure on page 29 of the Revised Proxy Statement.

Security Ownership of Certain Beneficial Owners, page 106

3.	We note your response to our prior comment 16 but are unable to locate some of the updated disclosure. Please provide the information required by Item 1008(a) of Regulation M-A for Tencent Asset Management Limited, Seagull Limited and Oasis Limited.

In response to the Staff’s comment, the preliminary proxy statement has been revised. Please refer to the updated disclosure on page 106 of the Revised Proxy Statement.

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, China E-dragon Holdings Limited, China E-dragon Mergersub Limited, TCH Sapphire Limited, Tencent Asset Management Limited, Tencent Holdings Limited, C-Travel International Limited, Ctrip.com International, Ltd., Seagull Limited, Ocean Imagination L.P., Ocean Voyage L.P., Ocean General Partners Limited, Nanyan Zheng, Luxuriant Holdings Limited, Hao Jiang, Oasis Limited and Rong Zhou.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 3761-3318, Jesse Sheley at (852) 3761-3344, Amie Tang at (852) 3761-9116 or Ben James at (852) 3761-3412.

Sincerely,

/s/ David T. Zhang

David T. Zhang
of Kirkland & Ellis

cc:

May Wu - eLong, Inc.

Jeanette K. Chan - Paul, Weiss, Rifkind Wharton & Garrison LLP

Steven J. Williams - Paul, Weiss, Rifkind Wharton & Garrison LLP

Z. Julie Gao, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq. - Skadden, Arps, Slate, Meagher & Flom LLP

Karen M. Yan, Esq. - Fenwick & West LLP

Timothy B. Bancroft - Goulston & Storrs PC

April 22, 2016

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 18, 2016 with respect to Amendment No. 1 to Schedule 13E-3, File No. 005-80401 (the “Amendment No. 1”), filed on April 1, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 2 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

eLong, Inc.

By:	/s/ May Wu
Name: May Wu
Title: Chairman of Special Committee

China E-dragon Holdings Limited

By:	/s/ Haifeng Lin
Name: Haifeng Lin
Title: Director

China E-dragon Mergersub Limited

By:	/s/ Haifeng Lin
Name: Haifeng Lin
Title: Director

TCH Sapphire Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

April 22, 2016

Tencent Asset Management Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Authorized Signatory

Tencent Holdings Limited

By:	/s/ Lau Chi Ping Martin
Name: Lau Chi Ping Martin
Title: Director

C-Travel International Limited

By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang

Name: Xiaofan Wang
Title: Chief Financial Officer

Seagull Limited

By:	/s/ Jane Jie Sun

Name: Jane Jie Sun
Title: Director

April 22, 2016

Luxuriant Holdings Limited

By:	/s/ Li Qun Wang

Name: Li Qun Wang
Title: Director

Oasis Limited

By:	/s/ Hao Jiang

Name: Hao Jiang
Title: Director

Hao Jiang

/s/ Hao Jiang

Rong Zhou

/s/ Rong Zhou

OCEAN IMAGINATION L.P.
a Cayman Islands exempted limited partnership

By: Ocean Voyage L.P.
its General Partner

By: Ocean General Partners Limited
its General Partner

By:	/s/ Nanyan Zheng
Name: Nanyan Zheng

Title: Director

April 22, 2016

OCEAN VOYAGE L.P.
a Cayman Islands exempted limited partnership

By: Ocean General Partners Limited
its General Partner

By:	/s/ Nanyan Zheng
Name: Nanyan Zheng

Title: Director

OCEAN GENERAL PARTNERS LIMITED

By:	/s/ Nanyan Zheng
Name: Nanyan Zheng
Title: Director

NANYAN ZHENG

/s/ Nanyan Zheng